                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                                 Footstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   344912-10-0
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 18, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------

CUSIP No.  344912-10-0
-----------------------------------------

      -------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P., a Delaware limited partnership 22-2875193
      -------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]


      -------------------------------------------------------------------------
         3    SEC USE ONLY


      -------------------------------------------------------------------------
         4    SOURCE OF FUNDS

                       WC
      -------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
      -------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
      -------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      2,666,075
              NUMBER OF          ----------------------------------------------
                SHARES                8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                               0
                 EACH            ----------------------------------------------
              REPORTING               9      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 2,666,075
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
      -------------------------------------------------------------------------
             11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          3,816,700
      -------------------------------------------------------------------------
             12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                                          N/A
      -------------------------------------------------------------------------
             13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          19.55%(1)
      -------------------------------------------------------------------------
             14     TYPE OF REPORTING PERSON

                                          PN
      -------------------------------------------------------------------------
     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------

      -------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Limited, a Bermuda corporation

      -------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]


      -------------------------------------------------------------------------
         3    SEC USE ONLY


      -------------------------------------------------------------------------
         4    SOURCE OF FUNDS

                       WC
      -------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
      -------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
      -------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      438,414
              NUMBER OF          ----------------------------------------------
                SHARES                8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                               0
                 EACH            ----------------------------------------------
              REPORTING               9      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 438,414
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
      -------------------------------------------------------------------------
             11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          3,816,700
      -------------------------------------------------------------------------
             12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                                          N/A
      -------------------------------------------------------------------------
             13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          19.55%(1)
      -------------------------------------------------------------------------
             14     TYPE OF REPORTING PERSON

                                          CO
      -------------------------------------------------------------------------
     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------

      -------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
      -------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]


      -------------------------------------------------------------------------
         3    SEC USE ONLY


      -------------------------------------------------------------------------
         4    SOURCE OF FUNDS

                WC
      -------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                N/A
      -------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
      -------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      94,901
              NUMBER OF          ----------------------------------------------
                SHARES                8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                               0
                 EACH            ----------------------------------------------
              REPORTING               9      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 94,901
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
      -------------------------------------------------------------------------
             11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          3,816,700
      -------------------------------------------------------------------------
             12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                                          N/A
      -------------------------------------------------------------------------
             13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          19.55%(1)
      -------------------------------------------------------------------------
             14     TYPE OF REPORTING PERSON

                                          PN
      -------------------------------------------------------------------------
     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

--------------------------------------

CUSIP No.  344912-10-0
--------------------------------------

      -------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
      -------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]


      -------------------------------------------------------------------------
         3    SEC USE ONLY


      -------------------------------------------------------------------------
         4    SOURCE OF FUNDS

                     WC
      -------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                     N/A
      -------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
      -------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      617,310
              NUMBER OF          ----------------------------------------------
                SHARES                8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                               0
                 EACH            ----------------------------------------------
              REPORTING               9      SOLE DISPOSITIVE POWER
                PERSON
                 WITH                                 617,310
                                 ----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
      -------------------------------------------------------------------------
             11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          3,816,700
      -------------------------------------------------------------------------
             12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                                          N/A
      -------------------------------------------------------------------------
             13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          19.55%(1)
      -------------------------------------------------------------------------
             14     TYPE OF REPORTING PERSON

                                          LLC
      -------------------------------------------------------------------------
     (1) Based on 19,524,500 shares of Common Stock issued and outstanding as of September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P. and ESL Investors, L.L.C., by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to read in its entirety as follows:

         No additional Shares were purchased subsequent to the filing of the Issuer's last Statement on Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional and Investors, dated as of December 20, 2000 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional and Investors may be deemed to beneficially own 3,816,700 Shares (which is approximately 19.55% of the Shares outstanding on September 30, 2000, as disclosed in the Issuer's 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission).

         (b)


                                           Sole           Shared      Sole              Shared
                                          Voting          Voting    Dispositive      Dispositive
                                          Power           Power       Power             Power
                                        ---------        -------    -----------      -----------
ESL Partners, L.P.                      2,666,075             0     2,666,075             0
ESL Limited                               438,414             0       438,414             0
ESL Institutional Partners, L.P.           94,901             0        94,901             0
ESL Investors, L.L.C                      617,310             0       617,310             0

         (c) All transactions in the Shares during the past sixty days by any of the Filing Persons are set forth on Schedule A attached hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to read in its entirety as follows:

Exhibit 1. Joint Filing Agreement, dated as of December 20, 2000, entered into by and among ESL, Limited, Institutional and Investors.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 20, 2000


                              ESL PARTNERS, L.P.

                              By: RBS Partners, L.P., its general partner
                              By: ESL Investments, Inc., its general partner

                                  By: /s/ EDWARD S. LAMPERT
                                     ----------------------------------
                                            Edward S. Lampert
                                            Chairman

                              ESL LIMITED

                              By: ESL Investment Management, LLC,
                              its investment manager

                                  By: /s/ EDWARD S. LAMPERT
                                     ----------------------------------
                                            Edward S. Lampert
                                            Managing Member

                              ESL INSTITUTIONAL PARTNERS, L.P.

                              By: RBS Investment Management, LLC,
                              its general partner

                                  By: /s/ EDWARD S. LAMPERT
                                     ----------------------------------
                                            Edward S. Lampert
                                            Managing Member

                              ESL INVESTORS, L.L.C.

                              By: RBS Partners, L.P., its manager
                              By: ESL Investments, Inc., its general
                              partner

                                  By: /s/ EDWARD S. LAMPERT
                                     ----------------------------------
                                            Edward S. Lampert
                                            Managing Member

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                               THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:


                       Date of Sale            Price Per Share            Shares Sold
                       ------------            ---------------            -----------
                         12/15/00                  $46.861                   42,450
                         12/18/00                  $46.207                  401,500
                         12/19/00                  $46.354                  110,550
                         12/19/00                  $46.031                    1,500


IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL
WERE:


                       Date of Sale           Price Per Share            Shares Sold
                       ------------            ---------------            -----------
                         12/15/00                 $46.861                   1,150
                         12/18/00                 $46.207                   4,500
                         12/19/00                 $46.354                   8,950



IN THE PAST SIXTY DAYS, THERE WERE NO TRANSACTIONS IN THE SHARES BY LIMITED OR BY INVESTORS.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
   1          Joint Filing Agreement, dated as of December 20, 2000, entered into by and among ESL Partners, L.P., ESL Limited, ESL
              Institutional Partners, L.P. and ESL Investors, L.L.C.